January 19, 2010

VIA EDGAR AND FACSIMILE

Ms. Barbara Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ebix, Inc. Registration Statement on Form S-3 Filed December 3, 2009 File No. 333-163459

Dear Ms. Jacobs:

Ebix, Inc. (the “Company,” or “Ebix,” or “we”) submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 29, 2009 with respect to the above-captioned filing (the “Comment Letter”).

Set forth below in bold are the staff’s comments from the Comment Letter, followed in each case by the Company’s response. A courtesy copy of this letter has been forwarded to Ms. Stephani Bouvet. The Company welcomes the opportunity to address any Staff questions with respect these responses, to its periodic disclosures, and/or its current matters filings.

General

1.	We are in receipt of your letter dated December 23, 2009 regarding your Form 10-K for the Fiscal year Ended December 31, 2008, which we will process promptly. Please be advised that we will not declare the registration statement effective until all outstanding comments have been resolved.

The Company acknowledges receipt of the Staff’s follow-up comment letter to our Form 10-K, dated December 30, 2009,which primarily pertained to our Form 8-K/A filed on December 17, 2009. We responded to the Staff’s follow-up comments on January 14, 2010. We understand that the above-captioned registration statement will not be declared effective until all outstanding comments have been resolved and we await the Staff’s reply.

Selling Stockholders, page 13

2.	While we note that Dale Okuno received 248,164 shares of common stock as part of the consideration for the purchase of E-Z Data, Inc., your table of selling stockholders on page 14 lists Mr. Okuno as holding 48,164 shares of common stock before this offering. Further, the line item pertaining to shares available for sale lists the same amount; as such, the total number of shares being available for sale is inconsistent with your registration fee table and other disclosure. Please advise or revise.

Please be advised that references to “48,164” shares was a typographical error and should have read “248,164.” The Company will amend its Form S-3 registration statement to correctly state the number of shares that Mr. Okuno owns prior to the effective date of the registration statement and the correct number of shares that will available for sale by him. Please note that subsequent to the filing of the registration statement Form S-3 for this offering, Ebix conducted a three-for-one stock split in the form of a stock dividend which was effective on January 5, 2009. As a result, both Mr. Okuno and Mr. Sontakey will be shown to own 744,492 shares of common stock prior to the offering and that both will be offering this same amount for sale. The total number of shares to be registered for offered and sale in the amended Form S-3 registration statement will be 1,488,984. Additional disclosures regarding the stock split will be disclosed further in the amended registration statement as appropriate.

Incorporation of Certain Documents by Reference, page 16

3.	We note that you have incorporated by reference a Form 8-K filed on May 5, 2009; however, it does not appear that you filed a current report on such date. Please advise or revise accordingly.

The Company agrees with the Staff and the Company’s amendment to its Form S-3 registration statement will remove this reference.

4.	Please consider revising your filing to include disclosure that would allow for forward incorporation of any filings filed by you, subsequent to the initial filing date of this registration statement, but prior to effectiveness, such as the Form 8-K/A filed on December 17, 2009. Refer to Question 123.05 in Compliance Disclosure and Interpretations, Securities Act Forms, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

The Company will amend its registration statement on Form S-3 to provide for forward incorporation by reference of any filings made subsequent to the initial filing date of the Form S-3 registration statement but prior to its effectiveness.

Item 17. Undertakings, page II-3

5.	Please provide the undertakings set forth in Item 512(a)(5) and Item 512(b) of Regulation S-K.

The Company will add the undertakings set forth in Item 512(a)(5) and Item 512(b) of Regulation S-K in its amendment to this Form S-3 registration statement.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2031 or Robert Kerris, Chief Financial Officer at (678) 281-2028.

Very truly yours,

/s/ Robin Raina
Chairman of the Board, President and
Chief Executive Officer

Cc: Robert F. Kerris